Mail Stop 3561

February 11, 2008

Gary G. Winterhalter
Chief Executive Officer
Sally Beauty Holdings, Inc.
3001 Colorado, Blvd
Denton, TX 76210

> **Re:** **Sally Beauty Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **File No.'s 1-33145**

Dear Mr. Winterhalter:

We have completed our review of the above referenced filing and have no further comment at this time.

Sincerely,

Michael Moran
Accounting Branch Chief